EXHIBIT 21.1

Velocity Commercial Capital, Inc.

List of Subsidiaries

Name	State of Organization
Velocity Commercial Capital, LLC	California
Velocity Holdings, LLC	California
Velocity VCC Mortgage Securities, LLC	Delaware
Velocity Commercial Capital Loan Trust 2011-1	Delaware